Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Cameco Corporation (“Cameco”)

2121 – 11th Street West

Saskatoon, Saskatchewan S7M 1J3

Item 2 – Date of Material Change

October 28, 2025

Item 3 – News Release

The news release relating to the material change described in this report was issued by Cameco via Business Wire on October 28, 2025. A copy of the news release has been filed on SEDAR+ and is available at www.sedarplus.ca.

Item 4 – Summary of Material Change

On October 28, 2025, Cameco announced that it, along with Brookfield Asset Management (“Brookfield”), entered into a binding term sheet with the United States Department of Commerce (“US Government”) to establish a strategic partnership, which is expected to accelerate the global deployment of Westinghouse Electric Company’s (“Westinghouse”) nuclear reactor technologies. Cameco owns a 49% interest in Westinghouse in a strategic partnership with Brookfield.

The agreement provides for the US Government to arrange financing and facilitate the permitting and approvals for new Westinghouse nuclear reactors to be built in the United States, with an aggregate investment value of at least US$80 billion, including near-term financing of long lead time items.

Item 5 – Full Description of Material Change

On October 28, 2025, Cameco announced that it, Cameco U.S. Holdings, Inc. (“Cameco U.S.”), along with Brookfield (together with Cameco and Cameco U.S., the “Current Owners”), entered into a binding term sheet with the US Government to establish a strategic partnership, which is expected to accelerate the global deployment of Westinghouse’s nuclear reactor technologies. Cameco owns a 49% interest in Westinghouse in a strategic partnership with Brookfield.

The agreement provides for the US Government to arrange financing and facilitate the permitting and approvals for new Westinghouse nuclear reactors to be built in the United States, with an aggregate investment value of at least US$80 billion, including near-term financing of long lead time items.

The launch of a nuclear power plant construction program is expected to accelerate growth in Westinghouse’s energy systems segment during the construction phase, along with its core fuel fabrication and reactor services business for the life of the reactors. Upon closing of the transaction and with financing facilitated by the US Government, Westinghouse plans to commence project execution and initiate orders for critical equipment with long lead times, which is expected to leverage the nuclear industry supply chains that were established during the construction of Vogtle units 3 and 4.

Under the new strategic partnership, the US Government will be granted a participation interest (“Participation Interest”), which, once vested, will entitle it to receive 20% of any cash distributions in excess of US$17.5 billion made by Westinghouse after the granting of the Participation Interest. For the Participation Interest to vest, the US Government must make a final investment decision and enter into definitive agreements to complete the construction of new Westinghouse nuclear reactors in the US with an aggregate value of at least US$80 billion (the “Vesting Event”). If the Participation Interest cannot be granted, or a party determines that the conditions to granting the Participation Interest cannot be met, in each case prior to the date that is 18 months following the date of the term sheet, the obligations set forth in the term sheet or the definitive agreement will be terminable by the US Government or the Current Owners. If there has not been a Vesting Event prior to January 2029, the Participation Interest will automatically terminate in January 2029, and holders of the Participation Interest will cease to have any rights with respect to Westinghouse described in the term sheet.

Additionally, if, on or prior to January 2029 the Participation Interest has vested, and if the valuation in an initial public offering (“IPO”) of Westinghouse is expected to be US$30 billion or more at that time, the US Government will be entitled to require an IPO. Immediately prior to, or in connection with the IPO, the Participation Interest will directly or indirectly convert into a warrant, with a five-year term, to purchase equity securities equivalent to 20% of the public value of the IPO entity at the time of exercise after deducting US$17.5 billion from the public value.

The transactions and other matters contemplated by the term sheet with the US Government are subject to, among other risks, the factors discussed below under Caution Regarding Forward-Looking Information and Statements. The expectation is that the US Government, Brookfield, Cameco and Westinghouse will negotiate and enter into definitive agreements replacing the binding term sheet. In the event such agreements are not reached, the term sheet will remain effective. The transactions are subject to obtaining required regulatory approvals and the satisfaction of other customary conditions.

In the event the definitive agreement is not finalized within 90 days following the date the term sheet was entered into, the parties to the term sheet must continue to in good faith use reasonable best efforts to finalize and enter into such definitive agreement as soon as reasonably practicable thereafter and the terms and conditions set forth in the term sheet shall be the definitive agreement with respect to the transaction contemplated thereby until the time that such definitive agreement is executed and delivered.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

R. Liam Mooney

Senior Vice-President and Chief Legal Officer

Cameco Corporation

(306) 956-6200

Item 9 – Date of Report

October 31, 2025

Caution Regarding Forward-Looking Information and Statements

Certain information in Items 4 and 5 of this Material Change Report, including statements and information about Cameco’s expectations for the future, which Cameco refers to as forward-looking information. Forward-looking information is information that is not a historical fact. Words such as “guidance,” “expect,” “will,” “may,” “anticipate,” “plan,” “estimate,” “project,” “intend,” “should,” “can,” “likely,” “could,” “outlook” and similar expressions are intended to identify forward-looking information. Forward-looking information is based on Cameco’s current views, which can change significantly, and actual results and events may be significantly different from what Cameco currently expects. Examples of forward-looking information in this Material Change Report include: expectations regarding the acceleration of the global deployment of Westinghouse’s nuclear reactor technologies; expectations regarding Westinghouse’s planned commencement of project execution; expectations concerning the planned amount of investment in the construction of nuclear power reactors in the United States using Westinghouse nuclear technology; and expectations regarding the profit sharing mechanism involved in the strategic partnership and participation therein.

Material risks that could lead to different results include: risks related to developing and deploying the Westinghouse nuclear reactors; the anticipated timing of the strategic partnership, including any failure to obtain the required governmental clearances or third party consents required to close the strategic partnership or implement the profit sharing mechanism or the imposition of material conditions as a part of obtaining such clearances or consents and any failure of any other conditions to the strategic partnership or the implementation of the profit sharing mechanism; the inability of Westinghouse and the US Government to enter into definitive agreements relating to the strategic transaction or to effect their future obligations related to the transactions contemplated by the strategic partnership; the potential reliance on unrelated third parties for the placement of orders or other obligations related to the construction and deployment of the Westinghouse nuclear reactors; the potential reliance by the US Government on unconventional funding mechanisms to effect any future commitments to purchase Westinghouse nuclear reactor technology; the availability of government funding and support for the transactions contemplated by the strategic partnership, including the ability of the executive branch of the US Government to obtain funding and support via the appropriations process or from other sources; the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed; following the execution of definitive transaction documents by the parties, the determination by the legislative, judicial or executive branches of the federal or any state government that any future funding commitments or other aspect of the transactions contemplated by the strategic partnership was or is not in compliance with law; the financial, tax and accounting assessment and treatment of the various obligations and commitments under the strategic partnership documentation, once executed; the continued demand for nuclear energy and the markets for nuclear energy more generally; future demand for nuclear energy; litigation, Congressional investigations, or investigations by other US or non-US authorities, related to the strategic transaction or otherwise; challenges associated with identifying alternate locations, sales channels and customers for the highly specialized nuclear products contemplated by the strategic transactions should the strategic partnership be altered or terminated; Cameco’s ability to effectively realize the anticipated benefits of the strategic transaction; the parties’ ability to comply with the broader legal and regulatory requirements and heightened scrutiny associated with government partnerships and contracts; changes in energy, artificial intelligence and other policies and priorities in US and foreign governments; fluctuations, variations and uncertainty in demand and pricing in the market for nuclear energy and artificial intelligence; potential adverse reactions or changes to business relationships resulting from the announcement, negotiation or execution of the strategic transaction; the complexities and uncertainties in developing and implementing new nuclear projects; macroeconomic conditions and geopolitical tensions and conflicts; risks associated with Westinghouse’s complex supply chain supporting its nuclear reactors, including from disruptions, delays, trade tensions and conflicts or shortages; volatility and uncertainty with respect to international trade policies; risks related to the development and use of the Westinghouse nuclear reactors, including product defects; potential security vulnerabilities in the Westinghouse nuclear reactors; and the risk of disputes between the parties to the strategic transaction.

In presenting the forward-looking information, Cameco has made material assumptions which may prove incorrect about: the success of the Westinghouse nuclear reactor technology and Westinghouse’s ability to construct and commence commercial operations at new large-scale nuclear power plants; the ability of Westinghouse and the US Government to enter into definitive agreements to effect their future obligations related to the transactions contemplated by the strategic partnership, including with respect to commitments to purchase Westinghouse nuclear reactor technology and to effect the profit sharing mechanic; the availability of government funding and support for the transactions contemplated by the strategic partnership, including any future commitments to purchase Westinghouse nuclear reactor technology; the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed; the financial, tax and accounting assessment and treatment of the various obligations and commitments under the strategic partnership documentation the continued demand for nuclear energy, and the growth of the markets for nuclear energy more generally; future demand for nuclear energy; the estimates and forecasts of Cameco’s cash position, results of operations and other financial and operational performance metrics; Westinghouse’s ability to make distributions to its partners; Westinghouse’s ability to mitigate operating risks and any disruptions, delays, trade tensions, conflicts or shortages; that there will not be any significant adverse consequences to the strategic partnership resulting from business disruptions or economic or political uncertainty; that the parties will comply with their obligations under the strategic partnership; and that Westinghouse will maintain protections against liability for nuclear damage.

Please also review the discussion in Cameco’s 2024 annual MD&A, 2025 second quarter MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from Cameco’s current expectations, and other material assumptions Cameco has made. Cameco will not necessarily update this information unless Cameco is required to by securities laws.